UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION

ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Capital One Financial Corporation Associate Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 26, 2012

Glen Allen, Virginia

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets

Investments at fair value:
Shares of registered investment companies	$1,257,173,340	$1,182,601,834
Shares of fully benefit-responsive investment contracts	332,586,790	309,159,969
Units of Capital One pooled company stock fund	221,304,263	218,658,094

Total investments	1,811,064,393	1,710,419,897

Receivables:
Participant notes receivable	62,874,285	53,939,328
Employer contributions	4,574,822	11,977,899
Participant contributions	3,814,009	3,251,614

Total receivables	71,263,116	69,168,841

Net assets available for benefits at fair value	1,882,327,509	1,779,588,738
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,793,698)	(13,230,870)

Net assets available for benefits	$1,865,533,811	$1,766,357,868

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010
Additions:
Investment income:
Net appreciation (depreciation) of investments, attributable to:
Shares of fully benefit-responsive investment contracts	$13,664,744	$15,383,960
Units of Capital One pooled company stock fund	1,081,529	23,431,002
Shares in registered investment companies	(80,689,045)	126,412,002
Interest and dividends on investments	28,319,025	20,271,927

Net investment gain (loss)	(37,623,747)	185,498,891
Interest income from participant notes receivable	2,002,266	1,918,450
Contributions:
Employer	135,485,453	104,128,899
Participants	141,879,556	121,106,753

Total contributions	277,365,009	225,235,652
Transfer from the Hibernia Corporation ESOP Plan	2,439	9,536

Total additions	241,745,967	412,662,529

Deductions:
Benefits paid to participants	141,336,482	132,708,665
Administrative expenses	1,233,542	1,098,361

Total deductions	142,570,024	133,807,026

Net increase in net assets available for benefits	99,175,943	278,855,503

Net assets available for benefits:
Beginning of year	1,766,357,868	1,487,502,365

End of year	$1,865,533,811	$1,766,357,868

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees. The Company makes contributions to each eligible associate’s account and matches a portion of associate contributions.

Effective July 1, 2010, the Company transitioned to a new Company contribution structure and made several administrative enhancements to the Plan. The new contribution structure provides for a Company contribution through a combination of basic and matching Company contributions. As a result, discretionary contribution payouts for 2010 were prorated for the period January 1, 2010 to June 30, 2010. See the “Contributions” section below for additional information on the new contribution structure.

Effective December 31, 2009, the Hibernia Corporation Employee Stock Ownership Plan (“Hibernia ESOP”) was merged into the Plan, which resulted in the transfer of Hibernia ESOP net assets of $2,439 and $9,536 into the Plan in 2011 and 2010, respectively.

The Benefits Committee of the Company was the Plan administrator, and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2011 and 2010 Plan years.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and certain affiliates who are age 18 or older. Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code Section 401(a) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of not less than 1% or more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $16,500 for 2011 and 2010. Participants also may contribute amounts representing distributions from other qualified plans as roll-over contributions. The Company’s contributions consist of three major components: (1) a basic safe-harbor contribution, (2) a Company matching contribution and (3) an annual discretionary matching contribution.

Effective July 1, 2010, the new contribution structure, which is summarized in the following table, provides for a Company contribution up to 7.5% of eligible compensation through a combination of basic and matching Company contributions.

Contribution Type	Pre-July 1, 2010 Contribution	New Contribution Structure
1. Basic safe-harbor Company contribution	• 3% of eligible total cash pay	• 3% of eligible total cash pay

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

Contribution Type	Pre-July 1, 2010 Contribution	New Contribution Structure
2. Company matching contribution	• Up to 3% of eligible total cash pay, calculated as a 50% match up to 6% of actual deferrals	• Up to 3% of eligible total cash pay, calculated as 100% Company match on the first 3% of associate deferrals

3. Additional Company contributions	• Discretionary Match: 0% to 3% of salary, based upon assessment of full year Company performance	• Second Company Match: Up to 1.5% of eligible total cash pay calculated as 50% Company match on the next 3% of associate deferrals

Total Company contributions opportunity	• Maximum of 6% of total eligible cash pay plus 0% - 3% of salary	• Maximum of 7.5% of eligible total cash pay

A basic safe-harbor contribution of 3% of eligible compensation, as defined in the Plan documents, is made for all eligible employees regardless of participation in the Plan. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. The Company also may make, at the option of the Company’s Board of Directors, an annual discretionary performance matching contribution of up to 1.5% of participants’ eligible total cash pay, which is calculated based on a 50% Company match of the next 3% of associate deferral amounts. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the discretionary performance matching contribution. All Company contributions are cash contributions.

The Company previously made contributions on a quarterly or annual basis, and new employees became eligible for the Company match after six months. Effective July 1, 2010, the Company began making contributions on a per-pay period basis, and new employees became immediately eligible for the Company’s matching contribution. The Benefits Committee reviewed the 2010 Company performance in the first quarter of 2011 to determine whether a discretionary Company contribution for 2010 would be made. The Benefits Committee elected to make a discretionary matching contribution of 1.5% (of base salary earned from January 1, 2010 through June 30, 2010), or $8,132,530, for 2010, which was contributed to the Plan in March 2011. In accordance with the new contribution structure described above, there was no discretionary match in 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the earnings on those contributions vest immediately. The Company’s basic contributions also vest immediately. The Company’s matching and annual performance matching contributions plus actual earnings thereon vest after two years of service.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $789,069 and $1,105,010 as of December 31, 2011 and 2010, respectively. Forfeitures used to reduce administrative expense totaled $626,140 and $495,088 in 2011 and 2010, respectively.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. The Company currently offers 23 investment options, which are described below:

•

Spartan U.S. Equity Index Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

•	PIMCO Total Return Fund—Monies are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside the U.S. from at least three different foreign countries, including emerging markets.

•

Goldman Sachs Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment.

•	Wells Fargo Capital Growth Fund—Monies are principally invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

•	Hartford Mid Cap Fund—Monies are primarily invested in common stocks of mid-capitalization companies.

•	Fidelity Capital Appreciation Fund—Monies are primarily invested in common stocks.

•	Hartford Small Company Fund—Monies are primarily invested in common stocks of small capitalization companies.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small capitalization companies.

•

Lazard Emerging Markets Equity Fund—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

•

BGI LifePath Fund (2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BGI LifePath 2015) represents the year during which the investor will most likely begin to draw interest and/or principal out of his or her investment portfolio.

•

Invesco Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high-quality insurance companies and banks, with each contract carrying a crediting rate of interest, and backed by high quality securities.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

•

Capital One Pooled Company Stock Fund—Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Company’s common stock. The Trustee is also permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through semi-monthly payroll deductions. Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum distribution, upon the participant’s death, hardship, retirement or termination of service. If the participant has invested in the Capital One Pooled Company Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees are paid by the Company. The majority of administrative expenses of the Plan are paid by the Company, with the remainder offset by forfeitures.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition

The Plan’s investments are reported at fair value, and securities transactions are recorded as of the trade-date. The fair value of units in the Capital One Pooled Company Stock Fund is determined based upon the stock price of the last reported sales price on the last business day of the Plan year. The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. The Plan’s investment in Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”) and synthetic GICs, as well as cash equivalents, and is accounted for at contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. These fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect these investments at contract value.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the years ended December 31, 2011 and 2010. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recently Issued and Adopted Accounting Guidance

Reporting Loans to Participants by Defined Contribution Plans

In September 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance related to the reporting of loans to participants by defined contribution plans. The new guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for the fiscal years ending after December 15, 2010, and required to be applied retrospectively to all periods presented. The Plan adopted this guidance on January 1, 2010 and reclassified participant loans from Plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Improving Fair Value Measurement Disclosures

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements, which amended the previous disclosure requirements for fair value measurements. The new guidance requires disclosure of significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy for fiscal years beginning after December 15, 2009, whereas the previous rules only required the disclosure of transfers in and out of Level 3. The new guidance also requires that information on purchases, sales, issuances and settlements in the rollforward of Level 3 activity be presented on a gross basis rather than on a net basis, effective for fiscal years beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010, except for the new requirement related to the Level 3 rollforward, which was adopted by the Plan on January 1, 2011. The Plan’s adoption of this guidance did not affect the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits since it amends only the disclosure requirements for fair value measurements. See “Note 4—Fair Value Measurements” for additional information and related disclosures regarding fair value measurements.

Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued amended guidance on fair value that is intended to provide a converged fair value framework for U.S. GAAP and IFRS. The amended guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. While the amended guidance continues to define fair value as an exit price, it changes some fair value measurement principles and expands the existing disclosure requirements for fair value measurements. The amended guidance is effective for public entities for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance requires prospective application and disclosure in the period of adoption of the change, if any, in valuation techniques and related inputs resulting from application of the amendments and quantification of the total effect, if practicable. The Plan adopted this guidance in 2012 and is currently assessing the impact that the adoption will have on the financial statements of the Plan.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2011 is included in the Supplemental Schedule of Plan Assets—Schedule H. The table below presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2011 and 2010.

	December 31,
	2011	2010
Invesco Stable Value Fund	$332,586,790	$309,159,969
Capital One Pooled Company Stock Fund	221,304,263	218,658,094
Spartan U.S. Equity Index Fund – Fidelity Advantage Class	207,904,454	194,092,667
PIMCO Total Return Fund	135,685,545	119,695,533
Dodge & Cox Balanced Fund	119,178,331	121,102,061
Dodge & Cox International Stock Fund	118,753,709	136,746,984
Goldman Sachs Large Cap Value Fund	*	89,538,708

*	Investment was below 5% of Plan’s net assets as of December 31, 2011.

Fully Benefit-Responsive Investment Contracts

The Invesco Stable Value Fund (the “Fund”) invests primarily in investment contracts such as traditional GICs and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan; a material adverse change to the provisions of the Plan; the Company makes an election to withdraw from a wrapper contract in order to switch to a different investment provider; or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status; un-cured material breaches of responsibilities; or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise for 2011 and 2010. The average yield for the investment contracts based on actual earnings was 1.47% and 2.50% for 2011 and 2010, respectively. This average yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund. The

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

average yield adjusted to reflect the actual interest rate credited to participants was 3.14% and 3.65% for 2011 and 2010, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund.

Note 4—Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2—Observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities.

•	Level 3—Unobservable inputs.

Level 1, 2 and 3 Valuation Techniques

Financial instruments are considered Level 1 when the valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation. The accounting guidance for fair value requires that the use of observable inputs is maximized and the use of unobservable inputs is minimized in determining fair value. The Plan has not made any material fair value option elections as of December 31, 2011 and 2010.

The following tables display the Plan’s assets measured on the Statements of Net Assets Available for Benefits at fair value on a recurring basis as of December 31, 2011 and 2010:

Financial Assets Measured at Fair Value on a Recurring Basis

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Value funds	$260,627,042	$—	$—	$260,627,042
Balanced funds	254,863,876	—	—	254,863,876
Lifecycle investment funds	220,451,760	—	—	220,451,760
Index funds	207,904,454	—	—	207,904,454
Growth funds	140,054,393	—	—	140,054,393
International funds	118,753,709	—	—	118,753,709
Other funds	54,518,106	—	—	54,518,106

Total mutual funds:	1,257,173,340	—	—	1,257,173,340
Fully benefit-responsive investment contracts:
Invesco Stable Value Fund	332,391,791	—	194,999	332,586,790
Common stock:
Financial services	221,304,263	—	—	221,304,263

Total investments at fair value	$1,810,869,394	$—	$194,999	$1,811,064,393

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Value funds	$255,100,220	$—	$—	$255,100,220
Balanced funds	240,797,594	—	—	240,797,594
Lifecycle investment funds	159,077,350	—	—	159,077,350
Index funds	194,092,667	—	—	194,092,667
Growth funds	137,240,144	—	—	137,240,144
International funds	136,746,984	—	—	136,746,984
Other funds	59,546,875	—	—	59,546,875

Total mutual funds:	1,182,601,834	—	—	1,182,601,834
Fully benefit-responsive investment contracts:
Invesco Stable Value Fund	308,751,487	—	408,482	309,159,969
Common stock:
Financial services	218,658,094	—	—	218,658,094

Total investments at fair value	$1,710,011,415	$—	$408,482	$1,710,419,897

During the years ended December 31, 2011 and 2010, the Plan did not transfer any financial instruments from Level 1 or Level 2 to Level 3 of the fair value hierarchy.

Level 3 Instruments Only

The following table details changes during 2011 and 2010 in wrapper contracts and participant notes receivable measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Changes in Fair Value
Shares of fully benefit-responsive investment contracts:
Balance as of December 31, 2009	$422,965
Total unrealized losses	(14,483)

Balance as of December 31, 2010	408,482
Total unrealized losses	(213,483)

Balance as of December 31, 2011	$194,999

Level 3 Valuation Techniques

The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

Note 5—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6—Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”); therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Because the Plan is being operated in compliance with the applicable requirements of the Code, the Plan administrator believes that the Plan is qualified and the related trust is tax exempt.

Note 7—Transactions with Parties-in-Interest

The Plan had invested $221,304,263 and $218,658,094, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2011 and 2010, respectively. The Plan also had invested $58,787,451 and $50,958,799, at fair value, in the Fidelity Capital Appreciation Fund as of December 31, 2011 and 2010, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exists.

Note 8—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2011 and 2010 per the financial statements to the net assets available for benefits per the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$1,865,533,811	$1,766,357,868
Adjustment from contract value to fair value for fully benefit-responsive investment	16,793,698	13,230,870
Benefits payable to participants	(467,463)	(2,573,479)
Deemed loan distributions	(95,701)	(211,099)

Net assets available for benefits, per the Form 5500	$1,881,764,345	$1,776,804,160

The following table presents a reconciliation of benefits paid to participants for the years ended December 31, 2011 and 2010 per the financial statements to the benefits paid to participants per the Form 5500:

	December 31,
	2011	2010
Benefits paid to participants:
Benefits paid to participants, per the financial statements	$141,336,482	$132,708,665
Benefits payable to participants at end of year	467,463	2,573,479
Benefits payable to participants at beginning of year	(2,573,479)	(2,133,510)
Deemed loan distributions	95,701	211,099

Benefits paid to participants, per the Form 5500	$139,326,167	$133,359,733

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

The following table presents a reconciliation of net investment gain (loss) per the financial statements for the years ended December 31, 2011 and 2010 per the financial statements to the net investment gain (loss) per the Form 5500:

	December 31,
	2011	2010
Net investment gain (loss):
Net investment gain (loss), per the financial statements	$(37,623,747)	$185,498,891
Interest income from participant notes receivable	2,002,266	1,918,450
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment	(13,230,870)	(8,909,729)
Adjustment from contract value to fair value for fully benefit-responsive investment	16,793,698	13,230,870

Net investment gain (loss), per the Form 5500	$(32,058,653)	$191,738,482

Note 9—Subsequent Events

In accordance with U.S. GAAP, the Plan evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Plan evaluated subsequent events through June 26, 2012, the financial statement issuance date.

On February 17, 2012, the Company acquired ING Direct. ING Direct, headquartered in Wilmington, Delaware, is the largest direct bank in the United States. ING Direct employees will become eligible to participate in the Plan on January 1, 2013.

On May 1, 2012, the Company closed the HSBC transaction, which enhances the Company’s existing franchise and scale in the domestic card business. HSBC employees became eligible to participate in the Plan on that date.

Based on the evaluation, the Plan did not identify any recognized or non-recognized subsequent events that would have required adjustment to the financial statements.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies:
	Spartan U.S. Equity Index Fund	4,672,010	shares	$207,904,454
	PIMCO Total Return Fund	12,482,571	shares	135,685,545
	Dodge & Cox Balanced Fund	1,766,914	shares	119,178,331
	Dodge & Cox International Stock Fund	4,061,344	shares	118,753,709
	Goldman Sachs Large Cap Value Fund	7,995,237	shares	85,149,272
	Wells Fargo Capital Growth Fund	5,212,761	shares	81,266,942
	Hartford Mid Cap Fund	3,333,738	shares	65,074,556
*	Fidelity Capital Appreciation Fund	2,387,792	shares	58,787,451
	Hartford Small Company Fund	3,320,565	shares	56,682,048
	Northern Small Cap Value	3,583,800	shares	53,721,166
	Lazard Emerging Markets Equity Fund	2,763,946	shares	46,434,288
	BGI Lifepath 2030	3,186,984	shares	31,519,271
	BGI Lifepath 2035	3,137,395	shares	30,213,114
	BGI Lifepath 2025	2,775,999	shares	28,204,151
	BGI Lifepath 2050	3,034,926	shares	27,708,874
	BGI Lifepath 2040	2,914,122	shares	27,421,886
	BGI Lifepath 2045	2,845,426	shares	26,177,918
	BGI Lifepath 2020	2,116,106	shares	22,113,307
	BGI Lifepath 2015	1,307,805	shares	14,111,214
	BGI Lifepath Retirement	668,682	shares	7,643,038
	BGI Lifepath 2055	563,184	shares	5,338,987

	Total registered investment companies	74,131,307		1,249,089,522

*	Participant-directed brokerage accounts:
	Fidelity Brokeragelink (1)	Various mutual funds and common stocks		8,083,818

*	Fully benefit-responsive investment contracts:
	Invesco Stable Value Fund	25,849,410	shares	332,586,790

*	Capital One Pooled Company Stock Fund:
	Corporate common stock	4,104,315	shares	214,122,083
	Interest-bearing cash	7,182,180	par	7,182,180

	Total Capital One Pooled Company Stock Fund			221,304,263

	Total investments			1,811,064,393

*	Participant notes receivable, maturing through 2032	3.25%-9.50%	interest rates	62,874,285

	Total as of December 31, 2011			$1,873,938,679

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ JORY A. BERSON
Name:	Jory A. Berson
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 26, 2012